Exhibit 99.2

Dr. Reddys Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

DR. REDDY'S LABORATORIES LIMITED

 Unaudited consolidated financial results of Dr. Reddy's Laboratories Limited and its subsidiaries for the quarter ended 30 June 2023 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB)

			All amounts in Indian Rupees millions
		Quarter ended			Year ended
Sl.No.	Particulars	30.06.2023	31.03.2023	30.06.2022	31.03.2023
		(Unaudited)	(Audited)	(Unaudited)	(Audited)
1	Revenues	67,384	62,968	52,154	245,879
2	Cost of revenues	27,831	26,971	26,148	106,536
3	Gross profit (1 - 2)	39,553	35,997	26,006	139,343
4	Selling, general and administrative expenses	17,702	17,992	15,493	68,026
5	Research and development expenses	4,984	5,366	4,325	19,381
6	Impairment of non-current assets	11	540	-	699
7	Other income, net	(780)	(281)	(6,024)	(5,907)
	Total operating expenses	21,917	23,617	13,794	82,199
8	Results from operating activities [(3) - (4 + 5 + 6 + 7)]	17,636	12,380	12,212	57,144
	Finance income	1,155	1,153	2,696	4,281
	Finance expense	(371)	(354)	(347)	(1,428)
9	Finance income, net	784	799	2,349	2,853
10	Share of profit of equity accounted investees, net of tax	43	76	94	370
11	Profit before tax (8 + 9 + 10)	18,463	13,255	14,655	60,367
12	Tax expense, net	4,438	3,663	2,779	15,300
13	Profit for the period/year (11 -12)	14,025	9,592	11,876	45,067
14	Earnings per share:
	Basic earnings per share of Rs.5/- each	84.40	57.74	71.56	271.43
	Diluted earnings per share of Rs.5/- each	84.22	57.62	71.40	270.85
		(Not annualised)	(Not annualised)	(Not annualised)

Segment information	All amounts in Indian Rupees millions
Sl. No.	Particulars	Quarter ended			Year ended
		30.06.2023	31.03.2023	30.06.2022	31.03.2023
		(Unaudited)	(Audited)	(Unaudited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue:
	a) Pharmaceutical Services and Active Ingredients	9,218	10,261	8,133	36,646
	b) Global Generics	60,083	54,257	44,324	213,768
	c) Others	592	924	740	3,042
	Total	69,893	65,442	53,197	253,456
	Less: Inter-segment revenues	2,509	2,474	1,043	7,577
	Net revenues	67,384	62,968	52,154	245,879

2	Segment results:
	Gross profit from each segment
	a) Pharmaceutical Services and Active Ingredients	1,009	1,963	1,110	4,715
	b) Global Generics	38,387	33,498	24,399	132,719
	c) Others	157	536	497	1,909
	Total	39,553	35,997	26,006	139,343
	Less: Selling and other un-allocable expenditure, net of other income	21,090	22,742	11,351	78,976
	Total profit before tax	18,463	13,255	14,655	60,367

Global Generics segment includes operations of Biologics business. Inter-segment revenues represent sale from Pharmaceutical Services and Active Ingredients to Global Generics and Others at cost.

Notes:

1	The above statement of unaudited consolidated financial results of Dr.Reddy's Laboratories Limited ("the Company"), which have been prepared in accordance with recognition and measurement principles of IAS 34 as issued by the International Accounting Standards Board (IASB) and were reviewed and recommended by Audit Committee and approved by the Board of Directors at their meetings held on 26 July 2023. The Auditors have carried out a limited review on the unaudited consolidated financial results and issued an unmodified report thereon.

2	“Other income, net” for the quarter ended 30 June 2023 includes Rs.540 million recognised pursuant to settlement agreement with Janssen Group, in settlement of the claim brought in the Federal Court of Canada by the Company and its affiliates for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of Zytiga®(Abiraterone). This transaction pertain to Company’s Global Generics segment.

3	Revenues for the year ended 31 March 2023 includes :

a) Rs. 2,640 million from sale of certain non-core dermatology brands to Eris Lifesciences Limited for the quarter ended 31 March 2023;
b) Rs. 1,399 million from sale of brands Styptovit-E, Finast, Finast-T and Dynapres to Torrent Pharmaceuticals Limited;
c) Rs. 902 million from sale of brands Z&D, Pedicloryl, Pecef and Ezinapi to J B Chemicals and Pharmaceuticals Limited.

The amounts recognised above are adjusted for expected sales returns. These transactions pertain to Company’s Global Generics segment.

4	During the quarter ended 31 March 2023, Company considered a total impairment of Rs. 540 million towards:
a. The Company assessed performance of business acquired from Nimbus Health GmbH against the initial estimates and performance of the products. Basis the assessment, the Company has recorded an impairment charge of the carrying values amounting to Rs. 375 million ( Goodwill- Rs. 272 million and Other intangibles- Rs. 103 million). The said impairment charge pertains to the Company’s Global Generics segment.

b.Consequent to adverse market conditions with respect to certain of the Company’s products related intangibles forming part of the company’s Global Generics and Pharmaceutical Services and Active Ingredients segments, the Company assessed the recoverable amount of these products and recognised an amount of Rs. 165 million as impairment charge during the quarter ended 31 March 2023.

5	Included in “Other income, net” for the year ended 31 March 2023, is an amount of Rs. 991 million representing the Loss on sale of Assets, pursuant to agreement dated 16 December 2022 with Delpharm Development Leiden B.V (Delpharm) for transfer of its certain assets, liabilities and employees at its site at Leiden, Netherlands.This transaction pertains to Company’s Global Generics segment.

6	The Company has considered the impact of recent tax regulations and developments, including updates to its estimate on the impact of adoption of the Taxation Laws (Amendment) Act 2019, in determining its “Tax expense, net” for the quarter ended 30 June 2023 and year ended 31 March 2023.

7	During the quarter ended 30 June 2022, the Company entered into a settlement agreement with Indivior Inc., Indivior UK Limited and Aquestive Therapeutics, Inc. Pursuant to the agreement, the Company will receive payments totaling U.S.$ 72 million by 31 March 2024. The said agreement resolves all claims between the parties relating to the Company’s generic buprenorphine and naloxone sublingual film including Indivior’s and Aquestive’s patent infringement allegations and the Company’s antitrust counterclaims. On 28 June 2022 the U.S. Court dismissed all claims and counterclaims pending in the case with prejudice, pursuant to a joint stipulation of dismissal filed by the parties. The Company recognised the present value of the amount receivable at Rs.5,638 million (U.S.$ 71.39 million) on the date of the settlement as ‘Other income, net’ in the consolidated financial results of the Company. The aforesaid transaction pertain to Company’s Global Generics segment.

8	The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice (“DOJ”), Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company’s Board of Directors. On 06 July 2021 the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC.
The Company made presentations to the SEC and the DOJ in relation to the investigation with respect to certain countries during the previous fiscal years. The Company also made a presentation to the SEC and the DOJ in relation to its Global Compliance Framework, including the ongoing enhancement initiatives, during the year ended 31 March 2023. The Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government or regulatory enforcement actions against the Company in the United States and/or foreign jurisdictions, which can lead to civil and criminal sanctions under relevant laws, the outcomes including liabilities are not reasonably ascertainable at this time.

9	The Company considered the uncertainties relating to the military conflict between Russia and Ukraine, in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. Based on its judgments, estimates and assumptions, including sensitivity analysis, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets. The Company will continue to closely monitor any material changes to future economic conditions.

10	The figures of the quarter ended 31 March 2023 are the balancing number between audited figures in respect of the full financial year and the published unaudited year to date figures up to the third quarter of the relevant financial year, which are subject to limited review.

Place: Hyderabad Date: 26 July 2023	By order of the Board For Dr. Reddy's Laboratories Limited G V Prasad Co-Chairman & Managing Director